UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Notice of Annual Meeting and Management Information Circular.

2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: Title:	David Blackley Chief Financial Officer

Date: August 24, 2012

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 19, 2012

August 24, 2012

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

ON SEPTEMBER 19, 2012

NOTICE IS HEREBY GIVEN that the annual and special meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the head office of the Corporation at Zone 3, Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta on the 19th day of September, 2012, at 4:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

1.	to receive the audited comparative consolidated financial statements of the Corporation for the year ended March 31, 2012 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such;

4.	to consider, and if appropriate, approve the unallocated options under the Share Option Plan established by the Corporation; and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual and special meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

A copy of the 2012 Annual Report of the Corporation, the Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Eastern Time), on September 17th, 2012 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Edmonton, Alberta, this 24th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

/s/ David Blackley
Chief Financial Officer

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation”, “NAEP”, “our” or “we”) for use at the annual and special meeting (the “Meeting”) of holders of common shares of the Corporation (the “NAEP Shareholders”) to be held at the head office of the Corporation at Zone 3, Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta on the 19th day of September, 2012, at 4:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated August 24, 2012 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about August 24, 2012. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is August 10, 2012. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at Zone 3, Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta, T7X 5A7.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Eastern Time), on September 17th, 2012 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the

NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his, her or its attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those of the United States applicable to proxy statements under the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting NAEP Common Shares. As at August 10, 2012, there were a total of 36,251,006 NAEP Common Shares outstanding and no non-voting NAEP Common Shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NAEP Common Shares:

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares
Harbinger Group Inc. (a)	7,032,322	19.4
Sterling Group Partners I, L.P. (b)	4,626,265	12.8
Richard Perry (c)	4,598,466	12.7

(a)

Harbinger Group Inc. may be deemed to beneficially own 7,032,322 NAEP Common Shares. Such shares are held in the name of HGI Funding, LLC, which is a direct, wholly-owned subsidiary of Harbinger Group Inc.

(b)

Sterling Group Partners I GP, L.P. is the sole general partner of Sterling Group Partners I, L.P. Sterling Group Partners I GP, L.P. has five general partners, each of which is wholly-owned by one of Frank J. Hevrdejs, William C. Oehmig, T. Hunter Nelson, John D. Hawkins and C. Kevin Garland. Each of these individuals disclaims beneficial ownership of the shares owned by Sterling Group Partners I, L.P. Sterling Group Partners I, L.P. is an affiliate of The Sterling Group, L.P.

(c)

Perry Partners, L.P. directly holds 2,161,361 NAEP Common Shares. Perry Luxco S.A.R.L. directly holds 1,718,443 NAEP Common Shares. Perry Partners International, Inc. directly holds 718,662 NAEP Common Shares. Richard Perry is the President and sole shareholder of Perry Corp., which is the investment manager of Perry Partners International, Inc. and the managing general partner of Perry Partners, L.P. Perry Partners International, Inc. is the indirect sole shareholder of the class of securities owned by Perry Luxco S.A.R.L. As such, Mr. Perry may be deemed to have beneficial ownership over the respective NAEP Common Shares owned by Perry Luxco S.A.R.L., Perry Partners, L.P. and Perry Partners International, Inc.; however, Mr. Perry disclaims such beneficial ownership, except to the extent of his pecuniary interest, if any, therein. Perry Corp. is an affiliate of Perry Strategic Capital Inc.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty (20%) percent of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Corporation for the fiscal year ended March 31, 2012, together with the report of the auditors thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt at the Meeting of the auditors’ report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of ten directors, nine of which have indicated that they wish to stand for re-election. John D. Hawkins has indicated that he does not wish to stand for re-election and Management proposes to set the number of directors to be elected at the Meeting at nine.

The nine nominees below are now directors of the Corporation and have been directors since the dates indicated below. It should be noted that Peter R. Dodd resigned as director on April 24, 2012 and the Board appointed Carl F. Giesler, Jr. In his place on the same date and that John A. Brussa resigned as a director on June 7, 2012 and that the Board appointed Jay W. Thornton in his place on the same date.

Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed. The following table and the notes thereto state, as of new date, the: (i) name, municipality, province or state of residence, country of residence, and age of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NAEP Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the 2012 fiscal year.

George R. Brokaw New York, NY, U.S.A, 44 Director since: June 28, 2006 Independent Director Meets share ownership guidelines

George R. Brokaw became one of our Directors on June 28, 2006. Mr. Brokaw is a managing director at Highbridge Capital Strategies. He was with Perry Capital, L.L.C., an affiliate of Perry Corp., between August 2005 and November 2011, and was serving as a Managing Partner of Perry Corp. at the time of his departure. From January 2003 to May 2005, Mr. Brokaw was Managing Director (Mergers & Acquisitions) of Lazard Frères & Co. LLC, which he joined in 1996. Between 1994 and 1996, Mr. Brokaw was an investment banking associate for Dillon Read & Co. Mr. Brokaw received a Bachelor of Arts degree from Yale University and a Juris Doctorate and Masters of Business Administration from the University of Virginia. He is admitted to practice law in the State of New York.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	34,739	Nil
	2012	67,718	20,000
	Change	+32,979	+20,000

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	29-Jun-06	29-Jun-16	$5.00	27,760 / 27,760	27,760	Nil

Committee Membership and Attendance Record
	Board			10 of 10
	Audit			6 of 6
	HSE & Business Risk			7 of 7
	CNRL			2 of 2

Martin R. Ferron Edmonton, AB, Canada, 55 Director Since: June 7, 2012 Non-Independent Director President & Chief Executive Officer Meets share ownership guidelines

Martin R. Ferron joined the Company as President and Chief Executive Officer and a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and CEO of Helix Energy Solutions Inc. (Helix), an NYSE listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and a MBA from Aberdeen University.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	N/A	Nil
	2012	N/A	280,000
	Change	N/A	+280,000

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	14-Jun-12	14-Jun-22	$2.79	750,000	750,000	$82,500

Committee Membership and Attendance Record
	Board			N/A (2)

Carl F. Giesler, Jr. Houston, TX, USA, 40 Director since: April 24, 2012 Independent Director Meets share ownership guidelines

Carl F. Giesler, Jr. became a Director on April 24, 2012. Mr. Giesler is Managing Director of Investments at Harbinger Group Inc. (“HGI”) and previously served as Vice President and Director of Investments at Harbinger Capital Partners LLC (“Harbinger Capital”), an affiliate of HGI. Prior to joining Harbinger Capital in 2008, Mr. Giesler was a Managing Director at AIG Financial Products Corp. (“AIG FP”), where he held a leadership role in pursuing principal investment opportunities in the oil and gas sector. Prior to joining AIG FP, he worked as an investment banker in Morgan Stanley’s Global Energy Group. Mr. Giesler is a CFA charter holder and a graduate of Harvard Law School and the University of Virginia.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	Nil
	2012	10,579
	Change	+10,579	Nil

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	N/A	N/A	N/A	N/A	N/A	N/A

Committee Membership and Attendance Record
	Board			N/A (2)
	Human Resources & Compensation			N/A (2)
	HSE & Business Risk			N/A (2)

Ronald A. McIntosh Calgary, AB, Canada, 70 Director since: May 20, 2004 Independent Director Chairman of the Board Meets share ownership guidelines

Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortress Energy Inc.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	50,430	56,200
	2012	83,715	56,200
	Change	+33,285	Nil

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	22-Apr-04	22-Apr-14	$5.00	70,000 / 70,000	70,000	Nil

Committee Membership and Attendance Record
	Board			10 of 10
	Audit			6 of 6
	Governance			3 of 3
	HSE & Business Risk			7 of 7
	CNRL (chair)			2 of 2

William C. Oehmig Houston, TX, U.S.A., 63 Director since: May 20, 2004 Independent Director Meets share ownership guidelines

William C. Oehmig served as Chairman of our Board of Directors from November 26, 2003 and until passing off this position and assuming the role of Director and chair of the Executive Committee on May 20, 2004. He now serves as chairman of the Risk Committee and on the Compensation Committee. In 1984, Mr. Oehmig became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. The Sterling Group L.P., an investment entity affiliated with The Sterling Group is a holder of our common shares (please see the “Voting Shares and Principal Holders Thereof” section of this Management Information Circular). Mr. Oehmig has announced that as of July 1, 2012, he will become an Advisor to the Sterling Group. Prior to joining Sterling in 1984, Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors. He began his career in Houston in 1974 at Texas Commerce Bank.

Mr. Oehmig currently serves on the board of Universal Fibers Inc. In the past he has served as Chairman of RoysterClark, Purina Mills, Exopack and Sterling Diagnostic Imaging and has served on the board of several portfolio companies since joining Sterling. Mr. Oehmig serves or has served and Chaired on numerous other corporate non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Masters of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	51,091	332,330
	2012	93,608	357,870
	Change	+42,517	+25,540

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	26-Nov-03	26-Nov-13	$5.00	27,760 / 27,760	Nil	N/A

Committee Membership and Attendance Record
	Board			8 of 10
	Human Resources & Compensation			5 of 5
	HSE & Business Risk (chair)			7 of 7
	CNRL			2 of 2

Allen R. Sello West Vancouver, BC, Canada, 73 Director Since: January 26, 2006 Independent Director Meets share ownership guidelines

Allen R. Sello became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held finance and marketing management positions, including Treasurer. In 1979, Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice-President and Controller. He was appointed Vice-President, Finance of its successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice-President and Chief Financial Officer for UMA Group Limited. Mr. Sello is currently a director of Sterling Shoes Inc., former director of software development companies Infowave Software Inc. and Braintech Inc., and former Chair of the Vancouver Board of Trade Government Budget and Finance Committee. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Masters of Business Administration from the University of Toronto.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	27,653	28,100
	2012	43,585	28,100
	Change	+15,932	Nil

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	23-Feb-06	23-Feb-16	$5.00	27,760 / 27,760	27,760	Nil

Committee Membership and Attendance Record
	Board			10 of 10
	Audit (Chair)			6 of 6
	Human Resources & Compensation			5 of 5
	CNRL			1 of 2

Jay W. Thornton Calgary, AB, Canada, 55 Director Since: June 7, 2012 Independent Director Meets share ownership guidelines

Jay W. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 28 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. Over the past 12 years, he has held various operating and corporate executive positions with Suncor Energy, Canada’s largest integrated energy company. He spent four years in Fort McMurray at Suncor’s Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with both the Canadian Association of Petroleum Producers (CAAP) and the Canadian Petroleum Products Institute (CPPI). He was a past board member of the YMCA Fort McMurray and is currently a member of the board of US-based mining company, Xinergy Ltd., as well as a member of the board of a private Calgary-based oil and gas company. Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a recent graduate of the Institute of Corporate Directors (ICD) Directors Education Program.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	Nil
	2012	1,684
	Change	+1,684	Nil

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	N/A	N/A	N/A	N/A	N/A	N/A

Committee Membership and Attendance Record
	Board			N/A (2)
	HSE & Business Risk			N/A (2)

Peter W. Tomsett West Vancouver, BC, Canada, 54 Director Since: September 19, 2006 Independent Director Meets share ownership guidelines

Peter W. Tomsett became one of our Directors on September 20, 2006. From September 2004 to January 2006, Mr. Tomsett was President & Chief Executive Officer of Placer Dome Inc. based in Vancouver. He joined the Placer Dome Group in 1986 as a Mining Engineer with the Project Development group in Sydney, Australia. After various project and operating positions, he assumed the role of Executive Vice-President, Asia-Pacific for Placer Dome Inc. in 2001. In 2004, Mr. Tomsett also took on responsibility for Placer Dome Africa which included mines in South Africa and Tanzania. Mr. Tomsett has been a Director of the Minerals Council of Australia, the World Gold Council and the International Council for Mining & Metals. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and also attained a Master of Science (Distinction) in Mineral Production Management from Imperial College, London. Mr. Tomsett is also Chairman of Silver Standard Resources Inc. and a director of Talisman Energy Inc.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	62,381
	2012	82,398
	Change	+20,017	Nil

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	14-Sep-06	14-Sep-16	$16.75	27,760 / 27,760	27,760	Nil

Committee Membership and Attendance Record
	Board			10 of 10
	Human Resources & Compensation (chair)			5 of 5
	HSE & Business Risk			7 of 7
	CNRL			2 of 2

K. Rick Turner Houston, TX, U.S.A., 54 Director Since: November 26, 2003 Independent Director Meets share ownership guidelines

K. Rick Turner became one of our Directors on November 26, 2003. Mr. Turner, 54, recently retired from the Stephens’ family entities. Prior to his retirement, Mr. Turner was a private equity principal of the Stephens Group, LLC, a private, family-owned investment firm, since 1990. Mr. Turner is currently active with several private equity groups, most particularly, Maxim Partners, LLC. Mr. Turner has extensive experience investing in companies focused on oil and gas exploration, energy services, natural gas gathering and processing, and power technology. Prior to joining Stephens in 1983, he was employed by Peat, Marwick, Mitchell and Company. Mr. Turner currently serves as a board member for several private companies and two other publicly held companies: Energy Transfer Equity, L.P., and AmeriGas Propane Inc., general partner of AmeriGas Partners, L.P. He formerly served on the board of Energy Transfer Partners, L.P. for over 10 years. Mr. Turner earned his B.S.B.A. from the University of Arkansas and is a non-practicing Certified Public Accountant.

Securities Held
	Fiscal Year	DSUs (#)	Common Shares (#)
	2011	26,620	33,427
	2012	46,397	52,594
	Change	+19,777	+19,167

Options Held
	Date Granted	Expiry Date	Exercise Price	Options Granted and Vested (#)	Total Unexercised (#)	Total At-Risk Value of Options Unexercised (1)
	26-Nov-03	26-Nov-13	$5.00	27,760 / 27,760	5,552	Nil

Committee Membership and Attendance Record
	Board			10 of 10
	Audit			6 of 6
	Governance			3 of 3
	CNRL			2 of 2

(1)	The “At-Risk Value” means the “in the money” value of the applicable vested equity units using the closing price of NAEP common shares on the TSX on August 10, 2012 of $2.90.

(2)	Assigned to committee for fiscal year 2013.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ronald A. McIntosh is a director of Fortress Energy Inc. (“Fortress”). On March 2, 2011, the Court of Queen’s Bench of Alberta granted an order (the “Order”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) staying all claims and actions against Fortress and its assets and allowing Fortress to prepare a plan of arrangement for its creditors if necessary. Fortress took such step in order to enable Fortress to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Fortress had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Fortress did not have the necessary liquid funds to remit, although Fortress had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Fortress believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Fortress filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Fortress no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Fortress due to Fortress having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Fortress for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Fortress being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Fortress closed the sale of substantially all of its oil and gas assets. As a result of the sale Fortress was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements

William C. Oehmig served as a director of Propex Inc., which voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 18, 2008 in order to allow it to restructure its US operations. Mr. Oehmig also served as director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.

Allen R. Sello is a director of Sterling Shoes Inc. (“Sterling”). On October 21, 2011 the TSX suspended trading in the securities of Sterling having been granted a stay under the Companies’ Creditors Arrangement Act (Canada). Sterling announced that it applied for the stay in order to restructure its operations. Sterling securities were delisted on November 25, 2011. On May 22, 2012 Sterling announced that it sold to Town Shoes Limited its assets in respect of the businesses carried on by Sterling at certain of its leased premises. Sterling has liquidated the product inventories at its other leased locations.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his successor is appointed.

2.	RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF DIRECTORS TO FIX THEIR REMUNERATION

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending March 31, 2013 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	SPECIAL ITEM OF BUSINESS: APPROVAL OF UNALLOCATED OPTIONS UNDER THE SHARE OPTION PLAN

The Corporation’s Share Option Plan is described below under the heading “2012 Financial Year Compensation – Share Option Plan”. The Share Option Plan provides that the maximum number of Common Shares issuable under the Plan is equal to 10% of the Corporation’s issued and outstanding Common Shares. The rules of the Toronto Stock Exchange (the “TSX”) provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which do not have a fixed number of securities issuable must be re-approved every three (3) years. Accordingly, at the Meeting, NAEP Shareholders will be requested to consider, and if deemed appropriate, to approve, with or without amendment, the grant of the unallocated options under the Share Option Plan, as specified in the Resolution set forth in Schedule “A”.

As of August 10, 2012, the Corporation had 36,251,006 Common Shares outstanding, therefore providing for a current maximum of 3,625,100 Common Shares to be reserved for issuance under the Share Option Plan. As at August 10, 2012, the Corporation had 3,011,934 options to purchase Common Shares outstanding (or approximately 8.3% of the outstanding Common Shares), leaving unallocated options to purchase an aggregate of 613,166 Common Shares (or approximately 1.7% of the outstanding Common Shares) available for future option grants at that date. Previously allocated options will continue, unaffected, whether or not this resolution is approved by NAEP Shareholders.

Unallocated options and previously granted options that are cancelled, terminated or exercised subsequent to the Meeting will not, however, be available for grants if this resolution is not approved by shareholders. Approval of the Resolution requires confirmation by a majority of the votes cast at the meeting. The persons named in the accompanying Proxy intend to vote for approval of the Resolution unless instructions to the contrary are given. The adoption of the Resolution requires the favourable vote of a majority of the votes cast thereon at the Meeting.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the resolution set out in Schedule “A” of this Information Circular approving the unallocated options under the Corporation’s Share Option Plan.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with approving the resolution set out in Schedule “A” of this Information Circular, the persons named in the enclosed form of Proxy intend to vote for the approval of the Resolution set out in Schedule “A” of this Information Circular approving the unallocated options under the Corporation’s Share Option Plan.

4.	OTHER MATTERS

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of executive compensation focuses on the compensation of the following:

i.	our President and Chief Executive Officer during fiscal 2012, Rodney J. Ruston;

ii.	our Chief Financial Officer, David Blackley; and

iii.	our three most highly compensated executive officers as at the end of the 2012 fiscal year, other than our Chief Executive Officer and our Chief Financial Officer, those being:

a.	Joseph C. Lambert;

b.	Bernard T. Robert; and

c.	Christopher R. Yellowega.

All of those above are defined by applicable regulations to be “named executive officers” for the purposes of compensation disclosure (collectively, the “NEOs”).

EXECUTIVE COMPENSATION PHILOSOPHY

The Corporation’s executive compensation philosophy is designed to attract, retain and motivate qualified executives who are committed to achieving success for the Corporation and maximum value for its shareholders. The executive compensation philosophy is premised upon three core principles – competitive compensation, pay for performance and alignment with shareholder interests.

Competitive compensation – It is the objective of the corporation to attract and retain talented executives who are capable of meeting the financial and other objectives of the corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent, and in this light, the corporation has adopted a market-competitive total executive compensation package.

Pay for performance – The corporation believes that executive compensation should be strongly correlated to the financial performance of the corporation, and that the executives, as the key decision makers of the corporation, should be held accountable for that performance. To that end, the Board has adopted the annual Management Incentive Plan (the “MIP” also known as “Short-Term Incentive Plan” or “STIP”). The MIP rewards executives for the achievement of key financial (including EBITDA¿) and non-financial (including safety performance) objectives, all of which contribute to the long term success of the corporation.

Alignment with shareholder interests – It is in the corporation’s best interest to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly the STIP and LTIP plans were designed to ensure that the activities of the corporation’s executives are aligned with shareholder interests. Each of these plans is described in greater detail below.

EXECUTIVE COMPENSATION OVERVIEW

The following table sets out the various components of compensation that NEOs are eligible to receive:

Executive Compensation Components

Base Salary

Base salary is based on the executive’s level of responsibility, skills and experience, and the market value of the position. Adjustments to base salary are considered annually, taking into account the executive’s overall performance, experience and market conditions.

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the corporation’s performance in the fiscal year as measured by consolidated EBITDA and improvement in the corporation’s consolidated disabling injury rate (“DIR”). Both measures have a pre-determined target set by the Board prior to the start of the fiscal year and funding of the STIP pool is based on the performance of the corporation against the two targets during the year. Each executive has a targeted annual bonus of 100% of base salary. Actual payout is determined by the level of achievement of predetermined financial and non-financial performance objectives. Payouts range from zero to a maximum of 200% of an executive’s STIP target.

Long-Term Incentive Plan (“LTIP”)

LTIP compensation grants are generally made twice per calendar year through two vehicles: (1) Stock Options granted in December, and (2) Restricted Share Units granted in April. Each executive has a target annual LTIP compensation value of 40% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Restricted Share Units. The CEO’s targeted LTIP compensation value is 50% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Restricted Share Units.

¿

The term “EBITDA” or “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2012, which is available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered saving plan. Mr. Ruston was paid a fixed annual amount in lieu of his non-participation in the group RSP plan.

Benefit Plans	Executive benefit plans, paid for by the corporation, provide extended health, dental, disability and insurance coverage.

Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases for the company vehicle, reimbursement for annual dues to a local sport or health club, an annual medical examination and a discretionary health care spending account.

DETERMINING INDIVIDUAL COMPENSATION FOR NEOS

It is the role of the Human Resources & Compensation Committee to recommend the compensation of the CEO to the board for approval and to determine, following the recommendation of the CEO, the compensation of the other NEOs. The Committee receives assistance from several sources, both internal and external, to assist it in fulfilling its duties in this respect.

NEW POLICIES IMPLEMENTED

During the most recent financial year the structure of the STIP plan for NEOs other than the CEO was modified for FY2013 to add increased focus to divisional results. The catalyst for this review was the realization that certain divisions with outstanding performance would not see appropriately differentiated STIP awards from other divisions with sub-standard performance, and that this fact was due to the present structure of the STIP. With 50% of the STIP award being based on consolidated corporate results and only 30% on divisional results, high and low performing divisions would see very similar awards, despite widely divergent results and contributions to consolidated corporate results. The Human Resources & Compensation Committee thus approved a change in structure effective for FY2013 that will see the STIP plan for NEOs structured as follows:

MANAGEMENT LEVEL	CORPORATION PERFORMANCE	DIVISIONAL PERFORMANCE	INDIVIDUAL PERFORMANCE	PROPORTION OF SALARY PAYABLE AT TARGET
President and Chief Executive Officer	70%	—	30%	100%
Chief Financial Officer and other Vice Presidents	30%	50%	20%	100%

COMPARATOR GROUP ANALYSIS AND MARKET DATA

In determining compensation for NEOS, our primary comparator group includes companies that meet the following criteria:

a.	compete for similar talent, primarily in Alberta;

b.	operate in a market where one or more of the corporation’s divisions compete;

c.	are of comparable size, whether in terms of revenue or number of employees; and

d.	reliable benchmark compensation information is available.

A number of relevant organizations, particularly in the construction category, are not included in the peer group because insufficient compensation information is available. A thorough job matching exercise has been conducted for each NEO so that a strong position match was obtained, and so relevant and meaningful benchmarking could be conducted using the peer group data. In general the job matches from the “public” group below are comprised of NEOs of the listed companies, while those from the “construction/EPC” group are members of the executive management team and from the “energy” group are executives one or two levels below the Executive team. These job matches were selected so that a more appropriate matching of job scope and scale would be achieved and so the compensation comparisons would be more relevant. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

NACG Peer Group Comparators for Executive Compensation

Company	Public or Private	Revenue	# of Employees
Public Group
Aecon Group	Public	1.9B	8,176
Bird	Public	842M	790
Churchill Corporation	Public	1.2B	684
Finning	Public	1.2B	11,900/4,200 Canada
Flint Energy	Public	790M	8,843
Newalta Inc.	Public	576M	1,185
Stantec	Public	1.5B	11,000
Trican Well Services Ltd.	Public	1.5B	4,099
Wajax	Public	1.1B	3,000
Construction/EPC Peer Group – Private
EllisDon	Private	>2.0B	2,000
Graham Group	Private	1.8B	1,200
KMC Mining	Private	~600M	500
Jacobs Engineering Canada	Private	1.0B	10,000
JV Driver	Private	~1.0B	600
Ledcor	Private	>2.0B	5,000
Voice Construction	Private	~500M	500
Worley Parsons (Canada)	Private	1.3B	6,500
Energy Peer Group
CNRL	Public	12.9B	4,671
Imperial Oil/Exxon	Public	25.1B	5,015
Husky Energy	Public	18.1B	6,500
Nexen	Public	7.2B	4,000
Suncor	Public	34.4B	12,000
Syncrude	Private	3.5B	2,500

INPUT FROM THE CORPORATION’S MANAGEMENT

The President & CEO participates in the compensation process, makes recommendations to the Human Resources & Compensation Committee with respect to the other NEOs and recommends to the Compensation Committee the specific business goals to be used as performance targets for the various incentive programs. For fiscal 2012, the following divisional goals were recommended by the CEO and approved by the Committee under the STIP plan.

Metric	Fiscal 2012 Target	Fiscal 2012 Achievement	STIP Score
Safety Performance (20% weighting)	Improve consolidated disabling injury rate (DIR) by 8.5% vs. fiscal 2011 result	The consolidated disabling injury rate (DIR) was improved by 37.4% vs. the fiscal 2011 result	100%

New Employee Voluntary Turnover (20% weighting)	Improve the new employee voluntary turnover ratio by 23.5% vs. fiscal 2011 result	The new employee voluntary turnover ratio was improved by 12% vs. fiscal 2011 result	50%

Achieve divisional financial objectives (30% weighting)	Achieve budgeted divisional net profit targets	Results varied by division	Varies by division (0% to 100%)

Other Division-Specific Metric(s) (30% weighting)	See detailed information below

The corporation does not disclose specific divisional or corporate financial objectives as doing so would seriously prejudice the corporation. The corporation does not disclose an annual EBITDA target, nor does it provide earnings guidance, so disclosing divisional financial objectives would not be appropriate as doing so would conflict with this practice.

For details on application of compensation against objectives, see section on “Short Term Incentive Plan” and “Analysis of Fiscal 2012 Compensation Decisions Regarding NEOs”.

RISK MANAGEMENT

The Human Resources & Compensation Committee has considered the topic of risk as it relates to executive compensation. As part of its oversight of executive compensation and a desire to mitigate the risk associated with executive compensation, the committee has taken the following actions:

•

Elected to make the majority of the targeted annual compensation of each NEO “at risk” by making it contingent on the achievement of pre-determined objectives or based on the appreciation of the corporation’s share price over the mid to long term;

•	Regularly benchmark base, variable and total compensation against a peer group of organizations selected by the Committee as being relevant for compensation benchmarking purposes;

•

Short term incentive pay is earned through a balanced, diversified mix of performance measures, both financial and non-financial, each intended to improve different elements of the corporation’s business;

•

The Committee is planning formal adoption of a share ownership policy for NEOs which, once implemented, will require NEOs to hold a target dollar value of equity in the corporation while employed in an executive position by the corporation;

•	While current policies of the Corporation prohibit employees, including executive officers, from short-selling securities of the Corporation, the Committee is considering adoption of a comprehensive anti-hedging policy which will expressly prohibit NEOs from purchasing any financial instruments that would hedge their holdings in equity of the Corporation;

•	Restricted share units “cliff-vest” three years from their grant date, inherently focusing the interests and efforts of the executive on the long term performance of the corporation;

•	Share options vest 20% per year over a five year period, inherently focusing the interests and efforts of the executive on the long term performance of the corporation;

•	RSUs and share options are granted annually, thereby providing overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout; and

•

The Human Resources & Compensation Committee and the Board provide strong oversight of the management of the corporation’s compensation programs. The Committee has the ability to use discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results, events and/or individual circumstances.

PERFORMANCE GRAPH AND TABLE

The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price on the first day of trading, of $18.59, in connection with the Corporation’s Initial Public Offering (IPO) for each NAEP Common Share with the total cumulative return of the S&P/TSX Composite Index for the period from November 22, 2006 to March 31, 2012. On March 31, 2012, the NAEP Common Shares closed at $4.88 per NAEP Common Share on the TSX.

The following table shows the value of $100 invested in NAEP Common Shares on November 22, 2006 compared to $100 invested in the S&P/TSX Composite Index:#

	For the financial years ended,
	November 22, 2006	March 31, 2007	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012
North American Energy Partners Inc.	$100.00	$129.10	$86.34	$21.03	$52.07	$64.01	$26.25
S&P/TSX Composite Index	$100.00	$105.85	$109.13	$74.39	$105.75	$127.32	$114.90

#	Assuming re-investment of dividends/distributions

TRENDS BETWEEN NEO COMPENSATION AND TOTAL SHAREHOLDER RETURN

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial and safety performance of the Corporation as well as market competitiveness, division and individual performance and thus the compensation strategy for base salary is not inherently linked to the Corporation’s share performance. There is a level of correlation between the STIP and the price of the NAEP Common Shares, as Consolidated EBITDA is a key factor in determining the annual bonus. As well, there is a level of correlation between LTIP and the performance of NAEP Common Shares as the Share Option Plan and Restricted Share Unit values are based on the price of NAEP Common Shares

SHARE-BASED AND OPTIONS-BASED AWARDS

Share-based and options-based awards are granted to NEOs under the terms of the Restricted Share Unit Plan and the Share Option Plan. The Human Resources & Compensation Committee has approved a target annual LTIP grant value of 50% of base salary for the President & CEO and 40% of base salary for each Vice President. To determine the number of units or options granted to each NEO at the time of grant a calculation is performed using the fair value of the corporation’s share price as at the grant date in relation to the targeted compensation value of the grant. For share options, the corporation applies a discount to the fair value using the Black Scholes model to reflect the volatility of the corporation’s common shares and the expected life of the option. The Human Resources & Compensation Committee has the discretion to award fewer share options than the formula suggested due to extremely high volatility of the share price and a deeply undervalued share price at the time of the grant.

COMPENSATION GOVERNANCE

The Human Resources & Compensation Committee of the Board of Directors is charged with the oversight and governance of the executive compensation programs of the corporation. The Board has approved a Committee Charter which outlines the accountabilities of the Human Resources & Compensation Committee. These accountabilities include:

(a)	review and recommend to the Board for approval the Company’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the Board for approval on an annual basis the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer (“CEO”);

(c)

review and recommend to the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)

review and approve the compensation package for the Executive Management of the Company, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In this Charter, “Executive Management” includes the CEO and all individuals reporting directly to the CEO (save and except for the CEO’s Executive Assistant);

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to, the Share Option Plan, Director Deferred Share Plan, Performance Share Unit Plan, and Restricted Share Unit Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Company, other than the CEO;

(i)

retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to be used to advise and assist the Committee with respect to its responsibilities. The Committee shall have the sole authority to approve such consultant’s fees and the other terms and conditions of the consultant’s retention; and

(j)	undertake any other activity that may be reasonably necessary in order for the Committee to carry out its responsibilities as set out in this Charter.

HUMAN RESOURCES & COMPENSATION COMMITTEE COMPOSITION

The Human Resources & Compensation Committee is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. The members of the committee are, as of June 7, 2012:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Peter W. Tomsett	Chairperson

Currently serves as Chairman of the Human Resources & Compensation committee for the Corporation and has done so since 2007

Served on Silver Standard Resources Inc. compensation committee from 2006-2008

Served on Equinox Minerals Ltd. compensation committee from 2007-2011 and as chairman of the committee from 2007-2008

Served as CEO and Regional Manager at Placer Dome Inc. from 1991-2006 directly supervising the human resources function

Allen R. Sello	Member

Has served on the Corporation’s Human Resources & Compensation committee since 2006

Direct experience with compensation planning and human resources matters as a member of executive management at public and private companies for the previous 20 years

Member of the Compensation Committee for publicly traded Sterling Shoes Inc. for 7 years

William C. Oehmig	Member

Has served on the Corporation’s Human Resources & Compensation committee since 2006

Served on the Universal Fibers, Inc. compensation committee since 2008

Involved in analysis of compensation plans and human resources matter as chairman of the boards of Purina Mills, Exopack, Royster Clark, and Sterling Diagnostic Imaging and as chair of the board of trustee for The Baylor School

Carl F. Giesler, Jr.	Member	Involved in analysis of compensation plans and human resources matter for public and private companies in his role as an investment analyst for the last 5 years

John A. Brussa served on the Committee during the whole of the 2012 financial year of the Corporation, until his resignation from the Board on June 7, 2012. Carl F. Giesler, Jr. was appointed to the Board and to the Committee in Mr. Brussa’s place, also effective as of June 7, 2012.

EXECUTIVE COMPENSATION RELATED FEES

The Human Resources & Compensation Committee periodically utilizes the services of specialized compensation consultants to assist it in carrying out its duties with respect to executive compensation. Such consultants may be engaged to:

i.	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for NEOs;

ii.	assist management in the development of the various programs within our compensation framework;

iii.	perform studies of the market comparator group to evaluate the Corporation’s total compensation programs; and

iv.	provide recommendations to the Human Resources & Compensation Committee.

The following table sets out the fees paid to such consultants retained by the corporation during each of the previous two fiscal years. The only professional compensation-related consulting fees the corporation incurred related to non-executive compensation was to purchase salary surveys, the costs of which are included in the figures below:

Consultant	Fees Paid in FY2011	Fees Paid in FY2012
Wynford Group	$40,104	$18,060
Lane Caputo Compensation	$13,505	$8,925
Meridian Compensation Partners	$26,313	$5,510
Total Fees Paid	$79,922	$32,495

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Fiscal 2012 was a very difficult year for the corporation with gross margins and net profit far below budgeted levels. Although certain divisions, most notably the Piling division, had a strong year, the overall level of performance and profitability of the corporation was far below expectations. As the majority of the compensation of NEOs is in the form of “at-risk” pay, overall compensation levels for NEOs reflected the poor financial performance of the corporation. STIP payments were very low in fiscal 2012, reflecting the fact that the corporation failed to achieve its threshold EBITDA level.

The corporation’s share price steadily declined throughout the year for a myriad of reasons including poor financial performance and overall market forces related to the European financial situation. As a result, the equity holdings of NEOs have decreased significantly in value.

With the change in leadership of the corporation, the decrease in value of NEO equity holdings and the low STIP payments generated in fiscal 2012 the Board became concerned with the stability of the Executive team over the next 12 months. As such, at its March meeting the Board approved a special retention bonus for each NEO, with the exception of the CEO, with the intent to reduce the probability of significant turnover of the Executive team. These retention bonuses are detailed below.

Following is a summary of the various compensation programs applicable to NEOs and the payments generated under each during the 2012 fiscal year.

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the Human Resources & Compensation Committee with adjustments effective July 1. The Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous fiscal year. In reviewing the base salaries of the Corporation’s executives, the Committee also considers comparator group compensation, internal pay relationships, total direct compensation at target and total employee cost. The base salary pay adjustments noted below took into consideration the pay position of each executive in the market and percentage adjustments ensured base compensation levels remained commensurate with the market.

The following table sets out the base salaries as at March 31, 2012, March 31, 2011 and the percentage increase from the prior year for each NEO:

NEO	2012 Base Salary ($)	2011 Base Salary ($)	% change from 2011
Rodney J. Ruston	594,100	594,100	0.0%
David Blackley	291,519	281,661	3.5%
Joseph C. Lambert	288,900	270,000	7.0%
Bernard T. Robert	263,925	255,000	3.5%
Christopher R. Yellowega	293,164	283,250	3.5%

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management (also known as our “Management Incentive Plan” or “MIP”) is described above in “Executive Compensation Components”. It is the primary vehicle the corporation uses to reward executives for their contributions to strong financial and operational performance in a particular year. The purpose of the STIP is to motivate executives to enable the corporation to achieve its financial goals and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

Consolidated EBITDA is the primary metric within the STIP for NEOs because it measures the current profitability of the business and, as such, is a good indicator of overall corporate performance. Certain prescribed adjustments to Consolidated EBITDA to eliminate factors not considered relevant to the true financial performance of the Corporation are recommended by the Human Resources & Compensation Committee and approved by the Board of Directors. The secondary metric within the STIP plan is the disabling injury rate (DIR), which measures the rate at which employees are injured on the job and unable to complete their normal work tasks. DIR is selected given its critical impact on the corporation’s ability to secure work and the extremely high degree of focus placed on health and safety within the corporate culture. Together EBITDA and DIR comprise the funding mechanism for the STIP plan, with EBITDA generating 80% of the potential funding of the pool at target, and DIR generating the other 20% of the pool.

The Board of Directors approves both the EBITDA and DIR targets under the STIP each year. Both targets are designed to be challenging. The Board of Directors set a consolidated EBITDA target for the 2012 fiscal year taking into account the results of the 2011 fiscal year and considering the budget and business plans prepared, presented to and approved by the Board. The consolidated EBITDA results for the 2012 fiscal year fell far short of the hurdle threshold set by the Board of Directors, resulting in the STIP pool for FY2012 being funded solely by the strong safety results, thereby generating 20% of target into the funding pool.

Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The target incentive opportunity for each of the NEOs is 100% of base salary. The payouts for the NEOs range from zero to a maximum of 200% of target bonus depending on the Corporation’s performance relative to the Consolidated EBITDA target, the DIR target and achievement by each NEO against divisional and individual performance objectives, as applicable.

The Human Resources & Compensation Committee recommends the STIP award for the CEO on the basis of the corporation’s EBITDA and DIR performance and on the achievement of the CEO’s individual targets. The Board of Directors approves the CEO’s STIP award. The Committee approves the STIP awards for other NEOs, on the recommendation of the CEO, based on the same criteria. The following table sets forth the STIP target, maximum STIP award and 2011 STIP award for each NEO.

NEO	STIP Target as Percentage of Base Salary (%)	STIP Target ($) (1)	Maximum STIP Award ($)	FY2012 STIP Award ($) (2)
Rodney J. Ruston	100	594,100	1,188,200	118,820
David Blackley	100	289,055	578,109	52,838
Joseph C. Lambert	100	284,175	568,350	49,402
Bernard T. Robert	100	261,694	523,388	40,578
Christopher R. Yellowega	100	290,686	581,371	Nil

(1)

STIP Target is calculated as follows: 100% (Base Salary Effective April 1, 2011 to June 30, 2011 * 0.25) + (Base Salary Effective July 1, 2011 to March 31, 2012 * 0.75). This calculation takes into consideration base salary changes made part way through the fiscal year. Further pro-rations of the STIP calculation would occur if off-cycle adjustments were made throughout the fiscal year.

(2)	Consolidated EBITDA did not meet target for the fiscal year and as a result the normal course STIP payment was based solely on improvement in the corporation’s DIR.

Long-Term Incentive Plan (“LTIP”)

The purpose of the corporation’s equity-based LTIP is to motivate executives to achieve sustained long-term performance which will increase the value of the Corporation over the long term and in turn, generate sustained returns for shareholders. Under the LTIP, long-term incentives are awarded to executives in the form of share options and restricted share units (RSUs), the value of which is directly linked to the creation of shareholder value.

The annual target LTIP value is 50% of base salary for the President & CEO and 40% of base salary for other NEOs. Each year, 50% of the annual target LTIP value is granted in the form of share options, with the balance of the annual target LTIP granted in the form of Restricted Share Units (“RSUs”).

NEO	Annual LTIP Value at Target (% of base salary)	% as Share Options	% as RSUs
Rodney J. Ruston	50	50	50
David Blackley	40	50	50
Joseph C. Lambert	40	50	50
Bernard T. Robert	40	50	50
Christopher R. Yellowega	40	50	50

Share Option Plan

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the Human Resources & Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Committee. The Share Option Plan provides for the discretionary grant of options to purchase the Corporation’s common shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous 5 day volume weighted average trading price of the Corporation’s Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, converted to Canadian dollars.

The Share Option Plan provides that up to 10% of the Corporation’s issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the Corporation’s issued and outstanding NAEP Common Shares. The maximum number of NAEP Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase. The maximum number of NAEP Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding shares on a non-diluted basis immediately prior to the proposed option to purchase.

As of August 10, 2012, the Corporation had 36,251,006 Common Shares outstanding, therefore providing for a current maximum of 3,625,100 Common Shares reserved for issuance under the Share Option Plan. As at August 10, 2012, the Corporation had 3,011,934 options to purchase Common Shares outstanding (or approximately 8.3% of the outstanding Common Shares), leaving unallocated options to purchase an aggregate of 613,166 Common Shares (or approximately 1.7% of the outstanding Common Shares) available for future option grants at that date. Currently, there are 3,603,847 Common Shares reserved for issuance under the Share Option Plan, which was approved by the Board and by the shareholders of the Corporation as of September 24, 2009.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the Human Resources & Compensation Committee. For qualified retirees (age 55 or over and as approved by the Human Resources & Compensation Committee), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Human Resources & Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NAEP Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features.

In November 2011, as part of the 50% grant under the LTIP program, Share Options were granted to the NEOs. For the 2011 share option grant, each NEO received share options at the targeted compensation value in accordance with the Corporation’s LTIP. The Board of Directors granted an aggregate amount of 104,700 Share Options to the NEOs and approved an exercise price of $6.56.

Restricted Share Unit Plan (“RSU Plan”)

The Board of Directors has approved the RSU Plan. The RSU Plan is part of the Corporation’s Long-Term Incentive Plan. Under the RSU Plan the corporation credits a Restricted Share Unit (a “RSU”), being a right granted to a participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, in a number of Common Shares purchased on the open market, as of the maturity date. RSUs “cliff-vest” three years from their grant date. If any dividends are paid on the Corporation’s Common Shares, additional RSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs that are not earned RSUs are immediately forfeited. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) shall continue to be eligible to become earned RSUs as if the participant was still employed by the corporation. On the death of a participant, all credited RSUs will vest and will be redeemed within 90 days of the date of the participant’s death. Rights respecting RSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010 the Board of Directors approved amendments to the RSU plan in the event of a Change of Control in order to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU

Account on the date the Change of Control transaction is completed shall be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs shall be immediately forfeited. In the case of a termination without cause within 36 months following a Change of Control, all earned RSUs shall be paid out.

The Human Resources & Compensation Committee, on recommendation to and approval of the Board of Directors, may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

On April 1, 2012, as part of the remaining 50% of grants under the LTIP program, a total of 86,944 RSUs were granted to the NEOs. The following table outlines the total LTIP awards for the NEOs for fiscal 2012:

NEO	LTIP Target as Percentage of Base Salary (%) (1)	Share Options Granted November 30, 2011	RSUs Granted April 1, 2012
Rodney J. Ruston	50	37,400	30,311
David Blackley	40	14,700	11,899
Joseph C. Lambert	40	14,600	11,792
Bernard T. Robert	40	13,300	10,772
Christopher R. Yellowega	40	14,800	11,966

(1)	LTIP awards are delivered through two vehicles – 50% of the award is delivered as Share Options and 50% of the award as RSUs

Retirement Arrangements

The Corporation does not have a pension plan. For the fiscal year ended March 31, 2012, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $73,884, consisting of employer matching contributions to the executive officers’ Registered & Non Registered Retirement Savings Plans.

Benefit Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local heath or sports club, an annual medical examination and a discretionary health care spending account.

SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation for the year ended March 31, 2012 paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of the end of the fiscal year and a total dollar value of compensation received.

Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary Earned ($)	Share- based Awards ($) (a)	Option- based Awards ($) (b)	Annual Incentive Plan (MIP) ($) (c)	Long- term Incentive Plans	Group RRSP ($)	All other compensation ($)	Total Compensation

Rodney J. Ruston President and Chief Executive Officer (Hired May 9, 2005)	2012 2011 2010	594,100 589,775 592,599	148,524 247,981 1,254,373	163,812 148,525 Nil	118,820 Nil 584,910	N/A N/A N/A	(d) (d) (d)	(e) (e) (e)	1,025,256 986,281 2,431,882

David Blackley Chief Financial Officer (Hired January 14, 2008)	2012 2011 2010	289,055 278,308 262,711	294,255 167,024 76,036	64,386 56,332 6,000	52,838 Nil 263,936	N/A N/A N/A	14,778 1,223 (d)	(e) (e) (e)	715,312 502,887 608,683

Christopher R. Yellow ega Vice President, Business Services and Construction (Hired April 1, 2008)	2012 2011 2010	290,686 281,187 268,749	316,033 167,959 77,953	64,824 56,650 6,000	Nil Nil 269,864	N/A N/A N/A	14,534 14,059 15,965	(e) (e) (e)	686,077 519,855 638,531

Bernard T. Robert Vice President, Corporate (Hired September 1, 2007)	2012 2011 2010	261,694 247,892 234,050	288,733 151,213 66,830	58,254 51,000 2,400	40,578 Nil 238,556	N/A N/A N/A	22,363 12,395 11,702	(e) (e) (e)	671,621 462,500 553,538

Joseph C. Lambert Vice President, Oil Sands Operations (Hired September 27, 2010)	2012 2011 2010	284,175 242,116 234,760	315,181 160,108 59,928	63,948 54,000 Nil	49,402 Nil 198,407	N/A N/A N/A	14,209 6,958 14,130	(e) 153,493 (e)	712,706 616,675 507,225

(a)

Reflects the grant date fair value of the RSUs (rounded to nearest dollar) granted on June 1, 2011 and April 1, 2012 (LTIP). The 2011 figures represent the fair market value of the RSUs granted on April 1, 2011 (regular grant) as well as those granted on June 2, 2011 as a special retention bonus. 2010 figures represent the fair market value of PSUs granted during that fiscal year based on the closing share price on the TSX on March 31, 2010. The 2010 figure for Mr. Ruston includes 150,000 NAEP Common Shares granted to him in his employment agreement extension, using the grant date share price of $7.00.

(b)

Calculated as the number of option based awards granted multiplied by the fair value of each award as at the grant date. The fair value of each award represents the intended compensation value of the award using a Black-Scholes valuation model. The Black-Scholes option pricing model assumptions used by NAEP were (i) dividend yield of nil%; (ii) expected volatility of 75.22% (November 11, 2011) or 78.67% (September 22, 2010) or 78.57% (December 13, 2010); (iii) risk-free rate of 1.32% (November 11, 2011) or 2.23% (September 22, 2010) or 2.78% (December 13, 2010); and (iv) expected life of 6.3 years (November 11, 2011) or 6.1 years (September 22, 2010 and December 13, 2010).

(c)

Reflects the STIP payment made to each executive for the applicable fiscal year. For fiscal 2011, no STIP payments were made, however a special retention bonus was granted in the form of RSUs, the value of which is reflected under the column “Share Based Awards”.

(d)

Mr. Ruston did not participate in the Corporation’s matching RRSP program in fiscal 2010, 2011 or 2012. However, in accordance with the terms of his employment agreement Mr. Ruston did receive lump sum payments of $20,000, $15,698 and $20,000 in fiscal 2010, 2011 and 2012, respectively, in lieu of participation in the RRSP program. In addition to the payment of $15,698 for fiscal 2011, Mr. Ruston also expensed perquisites in the amount of $4,302, bringing his total benefit in lieu of participation in the RRSP program to $20,000 for the fiscal year. Mr. Blackley did not participate in the Corporation’s matching RRSP program in fiscal 2010; however he did participate in the program in fiscal 2011 and 2012.

(e)	The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year.

ANALYSIS OF FISCAL 2012 COMPENSATION DECISIONS REGARDING NEOS

The following outlines the rationale behind the compensation decisions for each of the NEOs for Fiscal 2012.

Rodney J. Ruston

The Board did not approve an increase in base salary for Mr. Ruston for fiscal 2013. Under the STIP, Mr. Ruston’s bonus award is based 70% on the corporate results, as measured by Consolidated EBITDA and DIR, and 30% on achievement of individual objectives set at the start of the year by the Board. As outlined above, the threshold EBITDA target was not achieved for fiscal 2012 but the corporate DIR target was achieved. This resulted in the normal course STIP being funded at a level of 20% of target. Mr. Ruston’s individual objective for FY2012 as President and CEO was to improve the overall fiscal and operational performance of the corporation so as to meet the FY2012 budget approved by the Board. The Board determined that Mr. Ruston did not achieve that objective and, accordingly, no bonus award was paid to Mr. Ruston with respect to it.

LTIP Award

LTIP Component	# Units	Grant Date Value*
Share Options	37,400	245,344
RSUs	30,311	148,524
Total Value	67,711	393,868

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were November 11, 2011 and April 1, 2012, respectively.

In accordance with Mr. Ruston’s employment agreement extension dated September 24, 2009, Mr. Ruston was awarded the following tranches of common shares. These awards were previously reported in the fiscal 2010 management information circular:

•	50,000 shares on June 13, 2011 (at $7.27 per share ); and

•	50,000 shares on November 8, 2011 (at $7.52 per share).

David Blackley

Mr. Blackley received a base salary increase of 3.5% in fiscal 2012, increasing his base salary to $291,519. This increase matched the general salary increase budget approved for all managerial, professional and administrative staff for FY2012.

Under the STIP, Mr. Blackley’s bonus award is based 50% on the corporate results, as measured by Consolidated EBITDA and DIR, 30% on divisional results, and 20% on the achievement of individual objectives approved at the start of the year by the Human Resources and Compensation Committee. As outlined above, the threshold EBITDA target was not achieved for fiscal 2012 but the corporate DIR target was achieved. This resulted in the normal course STIP being funded at a level of 20% of target.

Mr. Blackley’s divisional objectives included metrics on profitability, new hire turnover, and safety performance, as well as three objectives targeted to achieving operational efficiencies such as; improvements in revenue recognition processes, monitoring of performance indicators in the service center and strengthening financial staff support to operations. Mr. Blackley’s individual objectives include metrics on self-development, operational visibility and retention of high potential employees.

Under the LTIP, Mr. Blackley was awarded share options and restricted share units as follows;

LTIP Component	# Units	Grant Date Value*
Share Options	14,700	96,432
RSUs	11,899	58,305
Total Value	26,599	154,737

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were November 11, 2011 and April 1, 2012, respectively.

Joseph C. Lambert

Mr. Lambert received a base salary increase of 7.0% in fiscal 2012, increasing his base salary to $288,900. This increase reflected Mr. Lambert’s strong performance over the prior year and the desire to improve internal equity among the executives overseeing the operational side of the corporation and to improve alignment with the external market.

Under the STIP, Mr. Lambert’s bonus award is based 50% on the corporate results, as measured by Consolidated EBITDA and DIR, 30% on divisional results, and 20% on the achievement of individual objectives approved at the start of the year by the Human Resources and Compensation Committee. As outlined above, the threshold EBITDA target was not achieved for fiscal 2012 but the corporate DIR target was achieved. This resulted in the normal course STIP being funded at a level of 20% of target.

Mr. Lambert’s divisional objectives include metrics on profitability, new hire turnover, safety performance and revenue sustainability in the Tailings and Environmental Construction division (“TEC”). Mr. Lambert’s individual objectives include metrics on self-development, client relationships, alignment with support functions, and market awareness of TEC division, operational visibility and retention of high potential employees.

Under the LTIP, Mr. Lambert was awarded share options and restricted share units as follows;

LTIP Component	# Units	Grant Date Value*
Share Options	14,600	95,776
RSUs	11,792	57,581
Total Value	26,392	153,357

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were November 11, 2011 and April 1, 2012, respectively.

Bernard T. Robert

Mr. Robert received a base salary increase of 3.5% in fiscal 2012, increasing his base salary to $263,925. This increase matched the general salary increase budget approved for all managerial, professional and administrative staff for FY2012.

Under the STIP, Mr. Robert’s bonus award is based 50% on the corporate results, as measured by Consolidated EBITDA and DIR, 30% on divisional results, and 20% on the achievement of individual objectives approved at the start of the year by the Human Resources and Compensation Committee. As outlined above, the threshold EBITDA target was not achieved for fiscal 2012 but the corporate DIR target was achieved. This resulted in the normal course STIP being funded at a level of 20% of target.

Mr. Robert’s divisional objectives include metrics on profitability, new hire turnover, and safety performance, as well as two objectives targeted on improving internal communications and refining the profit sharing plan. Mr. Robert’s individual objectives include metrics on operational visibility, business strategy and retention of high potential employees.

Under the LTIP, Mr. Robert was awarded share options and restricted share units as follows;

LTIP Component	# Units	Grant Date Value*
Share Options	13,300	87,248
RSUs	10,772	57,783
Total Value	24,072	145,031

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were November 11, 2011 and April 1, 2012, respectively.

Christopher R. Yellowega

Mr. Yellowega received a base salary increase of 3.5% in fiscal 2012, increasing his base salary to $293,164. This increase matched the general salary increase budget approved for all managerial, professional and administrative staff for FY2012.

Under the STIP, Mr. Yellowega’s bonus award is based 50% on the corporate results, as measured by Consolidated EBITDA and DIR, 30% on divisional results, and 20% on the achievement of individual objectives approved at the start of the year by the Human Resources and Compensation Committee. As outlined above, the threshold EBITDA target was not achieved for fiscal 2012 but the corporate DIR target was achieved. This resulted in the normal course STIP being funded at a level of 20% of target.

Mr. Yellowega’s divisional objectives include metrics on profitability, new hire turnover, safety performance and equipment billing. Mr. Yellowega’s individual objectives include metrics on self-development, people development, project management and retention of high potential employees.

Under the LTIP, Mr. Yellowega was awarded share options and restricted share units as follows;

LTIP Component	# Units	Grant Date Value*
Share Options	14,800	97,088
RSUs	11,966	58,633
Total Value	26,766	155,721

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were November 11, 2011 and April 1, 2012, respectively.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based and option-based awards for each of the NEOs at the end of the 2012 fiscal year:

	Option-Based Awards					Share-Based Awards (RSUs except where indicated) (a)
NEO	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested ($) (b)	Value of Unexercised In-the-Money Options Which Have Not Yet Vested ($) (b)	Number of Securities That Have Not Vested	Market or Payout Value of Securities That Have Not Vested (c)
Rodney J. Ruston	550,000 21,900 29,200 32,200 25,800 37,400	5.00 13.50 3.69 9.33 10.13 6.56	May 9, 2015 November 27, 2017 December 4, 2018 February 8, 2020 December 13, 2020 November 30, 2021	Nil Nil 20,849 Nil Nil Nil	Nil Nil 13,899 Nil Nil Nil	64,845 50,000	316,444 244,000

David Blackley	75,000 9,800 50,000 11,800 9,800 14,700	13.21 3.69 8.28 9.33 10.13 6.56	January 14, 2018 December 4, 2018 June 16, 2019 February 8, 2020 December 13, 2020 November 30, 2021	Nil 6,997 Nil Nil Nil Nil	Nil 4,665 Nil Nil Nil Nil	60,187	293,713

Christopher R. Yellowega	75,000 9,200 50,000 11,800 9,800 14,800	16.01 3.69 8.28 9.33 10.13 6.56	April 1, 2018 December 4, 2018 June 16, 2019 February 8, 2020 December 13, 2020 November 30, 2021	Nil 6,569 Nil Nil Nil Nil	Nil 4,379 Nil Nil Nil Nil	63,070	307,782

Bernard T. Robert	25,000 6,000 40,000 8,000 20,000 10,000 30,000 8,900 13,300	5.00 13.50 15.37 3.69 8.28 9.33 8.58 10.13 6.56	November 26, 2013 November 27, 2017 March 18, 2018 December 4, 2018 June 16, 2019 February 8, 2020 September 22, 2020 December 13, 2020 November 30, 2021	Nil Nil Nil 5,712 Nil Nil Nil Nil Nil	Nil Nil Nil 3,808 Nil Nil Nil Nil Nil	57,141	278,848

Joseph C. Lambert	50,000 6,640 9,200 30,000 9,400 14,600	16.46 3.69 9.33 8.58 10.13 6.56	April 15, 2018 December 4, 2018 February 8, 2020 September 22, 2020 December 13, 2020 November 30, 2021	Nil 3,951 Nil Nil Nil Nil	Nil 3,951 Nil Nil Nil Nil	59,373	289,740

(a)	There were no vested share-based awards that were not paid out or distributed at March 31, 2012.

(b)

Amounts calculated as the March 31, 2012 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $4.88, less the option exercise price multiplied by the number of option-based awards as of March 31, 2012.

(c)

Amounts calculated as the number of share-based awards (RSUs or NAEP Common Shares as applicable) granted, multiplied by the March 31, 2012 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $4.88.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested during the 2012 fiscal year, as well as the value of non-equity incentive plan compensation that the NEOs earned during the 2012 fiscal year:

Name	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Rodney J. Ruston	18,046	926,000	Nil
David Blackley	6,056	Nil	Nil
Joseph C. Lambert	5,129	Nil	Nil
Bernard T. Robert	4,944	Nil	Nil
Christopher R. Yellowega	5,686	Nil	Nil

a)

Calculated as the number of option-based awards that vested during the fiscal year multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on the date the options vested.

b)

No RSUs vested during the 2012 fiscal year. The share-based awards that vested during the fiscal year for Mr. Ruston include the two tranches of 50,000 shares vesting on May 8, 2011 and November 8, 2011. The value is calculated as the number of share-based awards vesting multiplied by the closing share price on the Toronto stock exchange on the date the tranches vested.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and change of control benefit amounts are summarized in the following chart, and thereafter the termination arrangements contained in each employment agreement are outlined for each NEO.

In the event of a change in control; all Restricted Share Units (“RSUs”) are deemed to be earned and the maturity date is the date the change of control is completed, in the case of Share Options all outstanding options become exercisable.

In the event of termination; all RSUs other than earned RSUs are forfeited and all earned RSUs are redeemed and settled, in the case of Share Options all outstanding options become exercisable.

	RSU Plan	Share Option Plan	RSU Plan	Share Option Plan	Employment Contract
	Change in Control		Termination		On or Prior to 5th Anniversary of Executive Start Date (1x base salary)	After 5th Anniversary of Executive Start Date up to 10th (1.25 x base salary)	After 10th Anniversary of Executive Start Date (1.5 x base salary)	90% Target Short Term Bonus
NEO	RSU Value (a) (b)	Share Option Value (c) (d)	RSU Value (a) (e)	Share Option Value (d) (f)	1.00	1.25	1.50	0.90
David Blackley	294,916	11,858	40,298	7,115	289,055	361,319	433,583	260,150
Joseph C. Lambert	290,928	8,034	33,942	4,017	284,175	355,219	426,263	255,758
Bernard T. Robert	279,991	9,680	37,480	5,808	261,694	327,118	392,541	235,525

(a)	Value = Closing market price on the NYSE converted to CAD Dollars noon rate = $4.90.

(b)	All RSU grants become vested or earned.

(c)	All outstanding options (TSARs) become exercisable.

(d)	Value = grant price – market price x number of exercisable shares based options.

(e)	All vested options (TSARs) become exercisable.

The Corporation has entered into employment agreements with each of the NEOs. None of the corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the corporation. The termination arrangements contained in each employment agreement are outlined for each NEO as follows.

Rodney J. Ruston

The initial term of Mr. Ruston’s employment was for five years, beginning May 2005, unless earlier terminated. On September 24, 2009 Mr. Ruston’s employment was extended by a further period of two years, to May 8, 2012. Mr. Ruston remained in his position beyond May 8, 2012 pending confirmation of hiring of a new President and CEO. Martin R. Ferron was appointed as the Corporation’s new President and CEO as of June 7, 2012 and Mr. Ruston resigned those offices as of the same day. Mr. Ruston remained an employee of the Corporation until June 30, 2012, at which time his employment ceased. As required by the terms of his employment agreement, Mr. Ruston was paid the following upon the cessation of his employment:

(a)

All earned but unpaid amounts, including pro rata annual base salary for services rendered up to and including the Qualified retirement date, accrued but unused vacation pay, and properly incurred and reimbursable expenses; and

(b)	The sum of $185,512, representing 90% of target bonus under the Company’s Short Term Incentive plan prorated and attributable to FY2013; and

(c)	A retiring allowance in the amount of $772,769.

Mr. Ruston’s employment was also deemed by the board to be a “qualified retirement” under the terms of the Share Option Plan, which allows Mr. Ruston to exercise all options vested as at the end of his employment in accordance with their terms, and under the RSU Plan, which provides that earned RSUs will continue to vest in accordance with their scheduled vesting dates. In accordance with Mr. Ruston’s employment agreement, all unvested options as of the end of his employment will continue to vest for a period of two years, provided that options vested within that two years must be exercised within 60 days of the end of that two year period. Mr. Ruston remains subject to certain non-competition and confidentiality agreements.

David Blackley

In accordance with the provisions of Mr. Blackley’s employment agreement effective April 30, 2008, he is employed for an indefinite term, which will continue until terminated by him or by the corporation. If his employment is terminated by the corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $289,055 as of March 31, 2012. If terminated on or prior to his fifth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $361,319 as of March 31, 2012. If terminated after his fifth anniversary of employment and on or prior to his tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $433,583 as of March 31, 2012. If terminated after his tenth anniversary of employment with the corporation or one of its predecessors he will receive an additional payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination, which equates to $260,150 as of March 31, 2012. Mr. Blackley is subject to certain non-competition and confidentiality agreements.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s employment agreement effective September 27, 2010, he is employed for an indefinite term, which will continue until terminated by him or by the corporation. If his employment is terminated by the corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $284,175 as of March 31, 2012. If terminated on or prior to his fifth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $355,219 as of March 31, 2012. If terminated after his fifth anniversary of employment and on or prior to his tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $426,263 as of March 31, 2012. If terminated after his tenth anniversary of employment with the corporation or one of its predecessors he will receive an additional payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination, which equates to $255,758 as of March 31, 2012. Mr. Lambert is subject to certain non-competition and confidentiality agreements.

Bernard T. Robert

In accordance with the provisions of Mr. Robert’s employment agreement effective September 1, 2007, he is employed for an indefinite term, which will continue until terminated by him or by the corporation. If his employment is terminated by the corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $261,694 as of March 31, 2012. If terminated on or prior to his fifth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $327,117 as of March 31, 2012. If terminated after his fifth anniversary of employment and on or prior to his tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $392,541 as of March 31, 2012. If terminated after his tenth anniversary of employment with the corporation or one of its predecessors he will receive an additional payment equal to 90% of the amount of his target bonus payment for the then-current fiscal year pro rated to the date of termination, which equates to $235,545 as of March 31, 2012. Mr. Robert is subject to certain non-competition and confidentiality agreements.

Christopher R. Yellowega

Mr. Yellowega resigned from his position as Vice-President, Construction effective July 11, 2012. As Mr. Yellowega resigned, no termination or severance amounts were paid to him. Mr. Yellowega remains subject to certain non-competition and confidentiality agreements

BOARD OF DIRECTORS COMPENSATION

During the 2012 financial year, the Board of Directors was composed of 9 non-employee Directors and Rodney J. Ruston, the Company’s then President and Chief Executive Officer.

Mandate of the Board of Directors

The Board of Directors supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies, which require that the Board of Directors be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board of Directors approaches its mandate and addresses such things as (i) the responsibility of the Board of Directors to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee, Governance Committee and a Health, Safety, Environment and Business Risk Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation can be found on the Corporation’s website at www.nacg.ca.

Compensation Philosophy and Approach

The compensation of non-employee directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the company’s shareholders. Non-employee director compensation is not incentive-based. Non-employee Directors are compensated based on a combination of an annual retainer, Committee Chair retainer (if applicable) and meeting attendance fees. Rodney J. Ruston does not receive additional compensation for his role on the Board.

Compensation Structure

The Corporation’s directors, other than Messrs. McIntosh and Ruston, each receive an annual retainer and a fee for attendance at each meeting of the Board of Directors or any committee of the Board that they attend, and are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the compensation paid to non-employee directors during fiscal year 2012.

Type of Fee	Amount ($)
Annual Fees
Board retainer	110,000
Audit committee chair	12,000
HRCC committee chair	9,000
Risk committee chair	5,000
Governance committee chair	5,000
Attendance Fees
Board or committee meeting	1,500

The Human Resources & Compensation Committee assesses the adequacy and form of compensation paid to directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the Human Resources & Compensation Committee benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. Director compensation was updated in January 2008 based upon analysis and recommendation by Hewitt Associates (now Meridian Compensation Partners LLC).

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long term success of the corporation is through share ownership. The Board has established share ownership guidelines for non-employee directors which must be met within five years of being elected as a director. The Share Ownership Guidelines require the Chair of the Board of Directors to own $660,000 of equity in the Corporation and the remaining directors to own $330,000 of equity in the Corporation, in each case represented by NAEP Common Shares and/or Directors’ Deferred Share Units (“DSUs”). Such ownership level must be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current directors comply with these Share Ownership Guidelines.

Committee Membership

During FY2012 non-employee directors served on the following committees.

Committee Members	Audit	HRCC	Risk	Governance	CNRL	CEO Search
George R. Brokaw	✓		✓		✓	✓
John A. Brussa		✓		✓		✓
Peter R. Dodd			✓	✓	✓
John D. Hawkins		✓			✓*	✓
William C. Oehmig		✓	✓*		✓	✓
Allen R. Sello	✓*	✓			✓
Peter W. Tomsett		✓	✓*		✓	✓
K. Rick Turner	✓			✓	✓
Ronald A. McIntosh	✓		✓	✓	✓*	✓*

*	denotes Chairperson

Director Meeting Attendance

The following chart illustrates the attendance by directors at board and committee meetings during the 2012 fiscal year.

Director	Board	Audit	Human Resources & Compensation	Governance	HSE & Business Risk	Special (CNRL)
George R. Brokaw	10 of 10	6 of 6	N/A	N/A	7 of 7	2 of 2
John A. Brussa	9 of 10	N/A	5 of 5	3 of 3	N/A	N/A
Peter R. Dodd	7 of 10	N/A	N/A	2 of 3	5 of 7	2 of 2
John D. Hawkins	10 of 10	5 of 6	N/A	3 of 3	N/A	2 of 2
Ronald A. McIntosh	10 of 10	6 of 6	N/A	3 of 3	7 of 7	2 of 2
William C. Oehmig	8 of 10	N/A	5 of 5	N/A	7 of 7	2 of 2
Rodney J. Ruston	10 of 10	N/A	N/A	N/A	N/A	2 of 2
Allen R. Sello	10 of 10	6 of 6	5 of 5	N/A	N/A	1 of 2
Peter W. Tomsett	10 of 10	N/A	5 of 5	N/A	7 of 7	2 of 2
K. Rick Turner	10 of 10	6 of 6	N/A	3 of 3	N/A	2 of 2

Compensation Summary

The following table summarizes all fees paid to non-employee directors during the 2012 fiscal year.

Name	Board Retainer ($)	Committee Chair Retainer ($) (1)	Board/ Committee Attendance Fees ($)	Fees paid in Cash ($)	Fees paid in Share based awards ($) (2)	Total Fees Earned ($)
George R. Brokaw	110,000		39,000	54,000	95,000	149,000
John A. Brussa	110,000		27,000	68,500	68,500	137,000
Peter R. Dodd	110,000		25,500	67,750	67,750	135,500
John D. Hawkins (3)	110,000	5,000	31,500	73,250	73,250	146,500
William C. Oehmig (4)	110,000	5,000	34,500	Nil	149,500	149,500
Allen R. Sello (5)	110,000	12,000	34,500	99,250	57,250	156,500
Peter W. Tomsett (6)	110,000	9,000	37,500	78,250	78,250	156,500
K. Rick Turner	110,000		33,000	71,500	71,500	143,000
Ronald A. McIntosh	220,000			110,250	109,750	220,000

TOTAL	1,100,000	31,000	262,500	622,750	770,750	1,393,500

(1)	The Chair of each Committee must take 50% of their additional annual retainer for serving as Chair in DSUs.

(2)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(3)	Mr. Hawkins was the Chair of the Governance Committee for fiscal year 2012.

(4)	Mr. Oehmig was the Chair of the Risk Committee for fiscal year 2012.

(5)	Mr. Sello was the Chair of the Audit Committee for fiscal year 2012.

(6)	Mr. Tomsett was the Chair of the Human Resources & Compensation Committee for fiscal year 2012.

Mr. McIntosh, the Chairman of the Board, received a retainer from April 1, 2011 to March 31, 2012 paid at a rate of $220,000 per annum. The Chairman is not eligible to receive annual bonuses and at least 50% of his annual retainer is to be paid in DSUs. Mr. McIntosh elected to have 50% of his retainer paid in DSUs for fiscal 2012.

Mr. Ruston was a member of management of NAEP and did not receive any additional remuneration for his role as a director of the Corporation.

Directors’ Deferred Share Unit Plan

The Corporation’s Directors’ Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board of Directors and became effective on January 1, 2008. The DSU Plan is administered by the Human Resources & Compensation Committee. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Participant”) who is not an employee or officer of the Corporation and its affiliated entities. The DSU Plan provides that the Participant receives 50% (or if they choose, 100%) of their fees in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. meeting fees) to be paid in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when a non-employee director ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed. Please refer to the DSU plan document for additional information on the DSU plan.

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors in the format required by form 51-102F6.

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Fees Earned ($)	Share- based Awards ($)	Option- based Awards ($)	Annual Incentive Plan ($)	Long-term Incentive Plans ($)	Pension Value ($)	All other Compensation ($)	Total Compensation ($)
George R. Brokaw	2012	54,000	95,000	Nil	N/A	N/A	N/A	Nil	149,000
	2011	67,000	67,000	Nil	N/A	N/A	N/A	Nil	134,000
	2010	74,500	74,500	Nil	N/A	N/A	N/A	Nil	149,000

John A. Brussa	2012	68,500	68,500	Nil	N/A	N/A	N/A	Nil	137,000
	2011	64,250	64,250	Nil	N/A	N/A	N/A	Nil	128,500
	2010	67,750	67,750	Nil	N/A	N/A	N/A	Nil	135,500

Peter R. Dodd	2012	67,750	67,750	Nil	N/A	N/A	N/A	Nil	135,500
	2011	65,500	65,500	Nil	N/A	N/A	N/A	Nil	131,000
	2010	19,000	89,027	Nil	N/A	N/A	N/A	Nil	108,027

John D. Hawkins	2012	73,250	73,250	Nil	N/A	N/A	N/A	Nil	146,500
	2011	75,500	57,500	Nil	N/A	N/A	N/A	Nil	133,000
	2010	21,875	121,625	Nil	N/A	N/A	N/A	Nil	143,500

William C. Oehmig	2012	Nil	149,500	Nil	N/A	N/A	N/A	Nil	149,500
	2011	71,750	71,750	Nil	N/A	N/A	N/A	Nil	143,500
	2010	18,875	132,125	Nil	N/A	N/A	N/A	Nil	151,000

Allen R. Sello	2012	99,250	57,250	Nil	N/A	N/A	N/A	Nil	156,500
	2011	73,000	73,000	Nil	N/A	N/A	N/A	Nil	146,000
	2010	91,750	66,250	Nil	N/A	N/A	N/A	Nil	158,000

Peter W. Tomsett	2012	78,250	78,250	Nil	N/A	N/A	N/A	Nil	156,500
	2011	Nil	147,500	Nil	N/A	N/A	N/A	Nil	147,500
	2010	Nil	156,500	Nil	N/A	N/A	N/A	Nil	156,500

K. Rick Turner	2012	71,500	71,500	Nil	N/A	N/A	N/A	Nil	143,000
	2011	63,250	63,250	Nil	N/A	N/A	N/A	Nil	126,500
	2010	71,500	71,500	Nil	N/A	N/A	N/A	Nil	143,000

Ronald A. McIntosh	2012	110,250	109,750	Nil	N/A	N/A	N/A	Nil	220,000
	2011	110,000	110,000	Nil	N/A	N/A	N/A	Nil	220,000
	2010	110,000	110,000	Nil	N/A	N/A	N/A	Nil	220,000

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards and option-based awards as at the end of the 2012 fiscal year.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($) (a)	Number of Shares or Units of Shares That Have Not Vested (#)		Market or Payout Value of Share- Based Awards That Have Not Vested ($)		Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) (b)
George R. Brokaw	27,760	5.00	29-Jun-16	Nil	Nil	(c)	Nil	(c)	252,282

John A. Brussa	27,760	5.00	26-Nov-13	Nil	Nil	(c)	Nil	(c)	191,311

Peter R. Dodd	109,400	13.50	27-Nov-17	Nil	Nil	(c)	Nil	(c)	149,016
	12,500	3.69	4-Dec-18	8,925	Nil	(c)	Nil	(c)	Nil

John D. Hawkins	5,552	5.00	26-Nov-13	Nil	Nil	(c)	Nil	(c)	244,760

William C. Oehmig	Nil	5.00	26-Nov-13	Nil	Nil	(c)	Nil	(c)	379,885

Allen R. Sello	27,760	5.00	23-Feb-16	Nil	Nil	(c)	Nil	(c)	184,169

Peter W. Tomsett	27,760	16.75	14-Sep-16	Nil	Nil	(c)	Nil	(c)	362,271

K. Rick Turner	5,552	5.00	26-Nov-13	Nil	Nil	(c)	Nil	(c)	189,168

Ronald A. McIntosh	70,000	5.00	22-Apr-14	Nil	Nil	(c)	Nil	(c)	331,592

a)

Amounts calculated as the March 31, 2012 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $4.88, less the option exercise price multiplied by the number of option-based awards as of March 31, 2012.

b)

Amounts calculated as the number of share-based awards (DSUs or NAEP Common Shares as applicable) granted, multiplied by the March 31, 2012 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $4.88.

c)	DSUs granted to Director’s vest immediately, therefore there are no units of shares that have not vested.

CORPORATE GOVERNANCE

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines of the Canadian Securities Administrators” recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With eight of the nine directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors. The Chairman of the Board, Mr. McIntosh, is an independent director. Martin R. Ferron is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. Although Messrs Oehmig and Giesler have relationships with shareholders of the Corporation, and in Mr. Oehmig’s case such shareholder provides consulting services to the Corporation, the shareholders do not receive any payments in relation to such consulting services but have an interest in providing such services since they have an investment in the Corporation. Messrs Oehmig and Giesler do not in their individual capacities provide any consulting services to the Corporation, for a fee or otherwise. In addition, in the facts and circumstances applicable to these individuals, none of them are affiliated entities of the Corporation. The Board of Directors has determined that each of the directors, other than Martin R. Ferron, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude the non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In the 2012 fiscal year, the number of board meetings included such in-camera sessions, and except for the in-camera sessions, there were no separate meetings of independent board members that took place (update).

The following table outlines the independence, as defined in the standards established by the CSA, of director nominees, as at the date of the Circular.

Director or Nominee	Independent	Non-Independent	Reason for Non-Independence
George R. Brokaw	✓

Martin R. Ferron		✓	President & CEO

Carl F. Giesler, Jr.	✓

John D. Hawkins	✓

Ronald A. McIntosh	✓

William C. Oehmig	✓

Allen R. Sello	✓

Jay W. Thornton	✓

Peter W. Tomsett	✓

K. Rick Turner	✓

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no directors of the corporation sit together on Boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd. (a)	TSX	September 1998

Peter W. Tomsett	Silver Standard Resources Inc.	TSX, NASDAQ	November 2006

	Talisman Energy Inc.	TSX, NYSE	December 2009

K. Rick Turner	Energy Transfer Equity, L.P.	NYSE	February 2006

	AmeriGas Partners, L.P.	NYSE	March 2012

Jay W. Thornton	Xinergy Ltd.	TSX	May 2012

a)

Advantage Oil & Gas Ltd. is a wholly-owned subsidiary of Advantage Energy Income Fund, an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to a Trust Indenture on April 17, 2001.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the 2012 fiscal year or as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below.

Orientation and Continuing Education

The Governance Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New directors are provided with written information about the duties and obligations of directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

Management encourages the directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

1.	Industry Conferences – Management updates this list as conferences are scheduled.

2.	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board of Directors has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board of Directors and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

a.	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

b.	effective anonymous reporting is through an independent ethics reporting firm; or

c.	directly to the Chairman of the Board or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Assessment of Board Effectiveness

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution through a two-step process. Firstly, the Governance Committee makes such assessment on a semi-annual basis based upon the observations of the members of the Governance Committee. The Governance Committee then determines whether any corrective actions, such as changes to committee membership, additional board recruitment or special education or training, are advisable and presents its recommendations to the Board. Secondly, the members of the Board undergo a formal peer review process at least every two years. The Governance Committee has developed, and periodically revises, a form of questionnaire that is completed by board members anonymously. The questionnaire addresses matters of board, committee and individual efficiency, structure, workload, competency, skills, leadership, communication, diligence and other such matters. The Governance Committee receives the results of the questionnaire and determines whether the results indicate that corrective action is advisable. It then makes recommendations to the Board in that regard.

Position Descriptions for the Chairman of the Board of Directors and Committee Chairs

The Chairman of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

Specifically, the Board Chair has the responsibility to, amongst other things:

a.	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

b.	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

c.

provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

d.	attend committee meetings and communicate with directors between meetings as required;

e.	establish procedures to govern the function of the Board;

f.	assist the Governance Committee in implementing the Board assessment;

g.	lead in continuous improvement of Board processes;

h.	upon the recommendation of the Governance Committee, approach new candidates to serve on the Board;

i.	represent shareholders and the Board to management and represent management to the Board and shareholders;

j.

work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

k.	act as the Chair for annual and special meetings of the shareholders; and

l.	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.

The Chair of each of the Audit Committee, Human Resources & Compensation Committee, Governance Committee and Health, Safety, Environment and Business Risk Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team, (ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.

Position Description for the Chief Executive Officer

The Corporation has developed a written position description for the Chief Executive Officer. The description provides that Chief Executive Officer is responsible for the successful management of the corporation and has the responsibility to:

a.	report to and work with the Board of Directors so that it may fulfill its oversight role;

b.	advise the Board of Directors in a timely manner of major issues and risks that may affect the corporation;

c.	recommend to the Board the strategic direction of the corporation and implement approved operational and business plans;

d.	provide the overall leadership, direction and management of the business operations to achieve the corporation’s goals and objectives;

e.	allocate financial and human capital for the successful management and financial performance of the corporation;

f.	foster a culture of integrity and set the ethical tone for the corporation;

g.	establish the policies and procedures to effectively operate the corporation in an efficient and controlled manner;

h.	monitor and manage the risks of the corporation;

i.	recommend to the Board any acquisition, merger, divestiture and the entry or exit of any business unit of the corporation;

j.	establish the corporate structure and major accountabilities;

k.	oversee the relationship between the corporation and the public; and

l.	develop, supervise and evaluate the executive officers and recommend to the Human Resources & Compensation Committee the selection and compensation of executive officers.

BOARD COMMITTEES

AUDIT COMMITTEE

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca). The Audit Committee is currently composed of Messrs. Brokaw, Giesler, Hawkins, McIntosh, Sello and Turner, with Mr. Sello serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended March 31, 2012. The fees we have paid to KPMG for services rendered by them include:

•	Audit Fees – KPMG billed us $1,139,900, $1,130,800 and $1,862,800 for audit fees during the years ended March 31, 2012, 2011 and 2010, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of compliance and internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities, and quarterly interim reviews of the consolidated financial statements.

•

Audit Related Fees – KPMG billed us $nil, $nil and $394,645 during the years ended March 31, 2012, 2011 and 2010, respectively, for professional services related to the conversion of US GAAP and for planning and scoping work and advice relating to internal controls over financial reporting.

•	Tax Fees – KPMG billed us for $nil, $nil and $7,500 for the years ended March 31, 2012, 2011 and 2010, respectively, for income tax advisory and compliance services.

HUMAN RESOURCES & COMPENSATION COMMITTEE

The Human Resources & Compensation Committee is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that Human Resources & Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Committee that is available on the Corporation’s website (www.nacg.ca). The Committee is currently composed of Messrs. Giesler, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chairman. Meridian Compensation Partners LLC and Wynford Group, independent specialized compensation consultants, have been retained by the Corporation to assist in determining compensation for executive management and directors.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Governance Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Governance Committee that is available on the Corporation’s website (www.nacg.ca). The Governance Committee is currently composed of Messrs. Hawkins, McIntosh and Turner, with Mr. Hawkins serving as Chairman.

HEALTH, SAFETY, ENVIRONMENT AND BUSINESS RISK COMMITTEE

The Health, Safety, Environment and Business Risk Committee (the “HS&E Risk Committee”) is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The HS&E Risk Committee is also responsible for overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President & CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. The Board of Directors has affirmatively determined that the HS&E Risk Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the HS&E Risk Committee that is available on the Corporation’s website (www.nacg.ca). The HS&E Risk Committee is currently composed of Messrs. Brokaw, McIntosh, Oehmig, Thornton and Tomsett, with Mr. Oehmig serving as Chairman.

SPECIAL (CNRL COMMITTEE)

During the 2012 financial year, the board established a special committee consisting of every member of the board other than John A. Brussa. The purpose of this committee was to deal with matters relating to the Corporation’s dispute with Canadian Natural Resources Limited (“CNRL”). A special committee was established due to a conflict of interest of Mr. Brussa in considering CNRL matters. With the settlement of the CNRL dispute and with Mr. Brussa no longer being on the Board, this Committee was no longer necessary and the Board dissolved it by resolution on August 9, 2012.

SPECIAL (CEO SEARCH COMMITTEE)

During the 2012 financial year, the board established a special committee consisting of George R. Brokaw, John A. Brussa, Ronald A. McIntosh, William C. Oehmig and Peter W. Tomsett. The purpose of this committee was to:

(a)	oversee the search for candidates for the position of President and Chief Executive Officer;

(b)	retain such search firms and other professional advisors as the CEO Search Committee may deem advisable from time to time;

(c)	oversee negotiations with respect to such employment agreements, indemnity agreements or other agreements as may be necessary or desirable as between the Corporation and any chosen candidate;

(d)	report to the Board, provide recommendations to the Board regarding candidates and generally provide such further advice as the Board may request from time to time

(e)	consider such further matters and take such other actions as the CEO Search Committee shall consider necessary or desirable in order to carry out its mandate; and

(f)	consider and provide recommendations to the full Board regarding any actions or potential actions by outside parties that would result in disruption to or modifications in the search process.

The nature of this committee’s work did not lend itself to keeping formal meeting attendance records or compensating the members based on attendance. Rather, compensation was to be set at the conclusion of the search process. To date, no final compensation for committee members has been set by the board.

The Board may also establish other committees.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Zone 3, Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta, T7X 5A7:

i.

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 31, 2012 together with the accompanying Auditor’s Report, the annual MD&A;

ii.	this Information Circular; and

iii.	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NAEP Shareholders require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 24th day of August, 2012.

/s/ David Blackley
Chief Financial Officer

SCHEDULE “A”

RESOLUTION

APPROVAL OF UNALLOCATED OPTIONS UNDER THE SHARE OPTION PLAN

RESOLVED THAT:

1. all unallocated options issuable pursuant to the Corporation’s Share Option Plan are hereby approved and authorized until September 19, 2015; and

2. any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

NORTH AMERICAN ENERGY PARTNERS INC.

9TH FLOOR, 100 UNIVERSITY AVENUE TORONTO ONTORIO M5J 2Y1 WWW.COMPUTERSHARE.COMSecurity Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on September 19, 2012

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or

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any adjournment or postponement thereof. Fold

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:00 pm, Mountain Time, on Monday, September 17, 2012.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone To Vote Using the Internet

Call the number listed BELOW from a touch tone Go to the following web site: telephone. www.investorvote.com

1-866-732-VOTE (8683) Toll Free Smartphone?

Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

18JL12094.E.sedar/000001/000001/i

Appointment of Proxyholder

I/We being holder(s) of NORTH AMERICAN ENERGY PARTNERS INC Print the name of the person you are hereby appoint: Martin R. Ferron, or failing him, David Blackley OR appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of NORTH AMERICAN ENERGY PARTNERS INC to be held at the head office of the Corporation at Zone 3, Acheson Industrial Area, 2 – 53016 Hwy 60, Acheson, Alberta on Wednesday, September 19, 2012 at 4:00 pm (Mountain Time) (the “Meeting”) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

For Withhold For Withhold For Withhold

01. George R. Brokaw 02. Martin R. Ferron 03. Carl F. Giesler, Jr.

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04. Ronald A. McIntosh 05. William C. Oehmig 06. Allen R. Sello Fold

07. Jay W. Thornton 08. Peter W. Tomsett 09. K. Rick Turner

For Withhold

2. Appointment of Auditors

KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such.

For Against

3. Share Option Plan

All unallocated options issuable pursuant to the Corporation’s Share Option Plan are hereby approved and authorized until September 19, 2015; and any officer of the Corporation is hereby authorized and directed to do all such acts and things as in his opinion may be necessary or desirable to give effect to the foregoing.

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To transact such other business as may properly come before the Meeting or any adjournments thereof.

Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you Annual Financial Statements - Mark this box if you would like to receive Interim Financial Statements would NOT like to receive the Annual Financial and accompanying Management’s Discussion and Statements and accompanying Management’s Analysis by mail. Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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